EXHIBIT 3.1

ARTICLES OF INCORPORATION

OF

K7 CAPITAL CORPORATION

I

The name of this corporation is K7 CAPITAL CORPORATION.

II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and address in the state of California of this corporation’s initial agent for service of process is:

WILLIAM B. BARNETT
15233 VENTURA BOULEVARD 9 TH FLOOR
SHERMAN OAKS, CA 91403

IV

The total number of shares which this corporation shall be authorized to issue is: 26,000,000. Said shares shall be in 2 classes to be designated Common shares and Preferred shares. The total number of Common shares authorized shall be 25,000,000; and the total number of Preferred shares shall be 1,000,000 at $.01 per value per share.

The Preferred shares may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred shares and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of Preferred shares and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

V

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the corporation and shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

Dated: February 27, 1989

/s/ Karen Chok
Karen Chok, Incorporator